SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

AgriVest Americas, inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

00855T102

(CUSIP Number)

Michael Campbell
11753 Willard Avenue
Tustin, CA  92782
(714) 832-3249

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 5, 2011

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00855T102

1	name of reporting person i.r.s. identification no. of above person (entities only) Michael Campbell
2	check the appropriate box if a member of a group* N/A
(A) ☐ (B) ☐
3	sec use only
4	source of funds* OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 18,500,000 shares
	8	shared voting power 0 shares
	9	sole dispositive power 18,500,000 shares
	10	shared dispositive power 0 shares
11	aggregate amount beneficially owned by each reporting person 18,500,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 86.4%
14	type of reporting person* IN

CUSIP No. 00855T102

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of AgriVest Americas, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 11753 Willard Avenue, Tustin, CA 92782.

ITEM 2.	IDENTITY AND BACKGROUND.

Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Statement is hereby filed by Michael Campbell.  Mr. Campbell’s principal address is 11753 Willard Avenue, Tustin, CA 92782.  Mr. Campbell is the managing director of M1 Capital Group, Ltd. and M1 Advisors, LLC, each of which is a business advisory and merchant banking firm.  Mr. Campbell, is also the President and Chief Executive Officer of Resource Holdings, Inc., a public company engaged in the business of providing mining equipment and working capital to small-to-medium sized gold mining operations  in Brazil.  The principal business address of M1 Capital Group, Ltd. is the Akara Building, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands and the principal business address of M1 Advisors, LLC  and Resource Holdings, Inc. is 11753 Willard Avenue, Tustin, CA 92782.  Mr. Campbell is a citizen of the United States.

During the last five years, Mr. Campbell (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 5, 2011, Mr. Campbell acquired 19,000,000 shares of Common Stock (the “Shares”) for an aggregate purchase price of $50,000.  The Shares were acquired with funds that Mr. Campbell borrowed from Eudora Partners, LLC (“Eudora”), an entity controlled by a current director of the Company.  The loan from Eudora to Mr. Campbell bears interest at the rate of 8% per annum and matures on the earlier of (i) the date the Company receives gross proceeds of at least $200,000 from the sale of debt or equity securities or (ii) February 15, 2012.  As additional consideration for the loan, Mr. Campbell transferred to Eudora 500,000 shares of Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

On December 5, 2011, Robocom Systems International Inc., a New York corporation (“Robocom”), entered into an Agreement and Plan of Merger dated as of December 5, 2011, with the Issuer, a newly-formed wholly-owned subsidiary of Robocom, in order to effect a reincorporation of Robocom in Delaware through the merger of Robocom with and into the Issuer, with the Issuer as the surviving entity.

On December 5, 2011, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Michael Campbell and Robocom.  Pursuant to the Purchase Agreement, Mr. Campbell purchased the Shares from the Issuer for an aggregate purchase price of $50,000.  The purpose of the acquisition of the Shares was to acquire control of the Issuer. This filing is being made as a result of the change in control effected upon the closing of the transaction detailed in the Purchase Agreement attached hereto as Exhibit 1 and incorporated herein by reference.

CUSIP No. 00855T102

In connection with the closing of the transactions contemplated by the Purchase Agreement, Mr. Irwin Balaban,  submitted a resignation letter pursuant to which he resigned as President, Chief Executive Officer  and Treasurer effective as of the closing date  (the “Closing Date”) of the Purchase Agreement.  Mr. Irwin Balaban continues to be a director of the Issuer.  In addition, Lawrence Balaban, a member of the board of directors of the Issuer, resigned as a director effective as of the Closing Date.

Effective as of the Closing Date, Michael Campbell was appointed to the Issuer's board of directors and was also appointed President, Chief Executive Officer and Treasurer of the Issuer.

Immediately prior to the consummation of the sale of the Shares to Mr. Campbell, the Issuer was a shell company with no operating business.  As a result of the sale of the Shares, Mr. Campbell has acquired control of the Issuer.  It is the intention of Mr. Campbell that  the principal business of the Issuer will be to provide working capital loans and equipment leases to established companies in the Brazilian soy, beef and aquaculture industries.  In order to fund such proposed business plan, the Issuer intends to raise funds from equity investors by issuing Common Stock, preferred stock and/or debt securities.

Except to the extent provided in this Schedule 13D, Mr. Campbell does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Mr. Campbell may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business December 5, 2011, the Issuer had 21,420,492 shares of Common Stock issued and outstanding.  After the consummation of the transactions described in Item 4 and the sale described hereinafter in Item 6 of this Schedule 13D, Michael Campbell had sole power to vote and direct the disposition of 18,500,000 shares of Common Stock, which shares constitute approximately 86.4% of the outstanding shares.  Mr. Campbell has not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.  Mr. Campbell has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by him.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As noted above, on December 5, 2011, Mr. Campbell transferred 500,000 shares of Common Stock to Eudora in partial consideration for a loan in the principal amount of $50,000.

Except as described in this Item 6 and Item 4 of this Schedule 13D, to the best knowledge of Mr. Campbell, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Mr. Campbell and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the Shares.

CUSIP No. 00855T102

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Securities Purchase Agreement, dated December 5, 2011, among the Issuer, Robocom and Michael Campbell.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: December 13, 2011

	By:	/s/ Michael Campbell
Michael Campbell